SCHEDULE 13D
                          REQUIREMENTS OF THE 1934 ACT
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.1)*

                             CutCo Industries, Inc.
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                                (Name of Issuer)

                                  COMMON STOCK
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                        (Title of Classes of Securities)

                                    232108100
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                                 (CUSIP Number)

                      Marvin Marcus, Cutco Industries, Inc.
                              6900 Jerico Turnpike
                                Syosset, NY 11791
                                 (561) 677-0319
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           CUSIP No. 232108100
----------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS. S.S. or
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (Entities Only)

       Dr. George Crane
----------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [  ]                         (b) [  ]
        N/A
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(3)    SEC USE ONLY
----------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS
        N/A
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(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                     [  ]
        NA
----------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
----------------------------------------------------------------------------------


NUMBER OF SHARES                                     (7)   SOLE VOTING POWER                  8,000
BENEFICIALLY OWNED                                   --------------------------------------------------------------
BY EACH  REPORTING
PERSON WITH:                                         (8)   SHARED VOTING POWER                  -0-
                                                     --------------------------------------------------------------

                                                     (9)   SOLE DISPOSITIVE POWER             8,000
                                                     --------------------------------------------------------------
                                                     (10)  SHARED DISPOSITIVE POWER             -0-
                                                     --------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                                                           8,000
                                                     --------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

                                       2

           SHARES*                [   ]
----------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
 .94%
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(14) Type of Reporting Person*         IN
----------------------------------------------------------------------------------

    * SEE INSTRUCTIONS

Item 1. Security and Issuer
         Common Stock
         CutCo Industries, Inc.
         6900 Jerico Turnpike
         Syossett, NY  11791

Item 2. Identity and Background
         (a)       Dr. George Crane
         (b)       3801 NE 207th Street, Apr. 2001
                   Aventura Florida 33180-3797
                   Social Security Number - Not Provided
         (c)       Physician
         (d)       Not Applicable
         (e)       Not Applicable
         (f)       USA

Item 3. Source and Amount of Funds or Other Consideration
AMOUNT PURCHASED                  PURCHASE DATE          SOURCE
----------------                  -------------          ------
N/A *Transaction not for the sale of issuers securities.

Item 4. Purpose of Transaction
Disposition of Securities of Issuer

Item 5. Interest in Securities of the Issuer:

(a)      Number of Shares beneficially owned
         8,000 shares of common stock
         .94%

(b)      Sole Power to Vote or to Direct the Vote
         8,000

(c) Reporting Person sold 70,000 shares of the Issuers Securities on September 30, 1999.

(d)      Not Applicable.

(e) On September 30, 1999 reporting person ceased to be the beneficial owner of more than five percent of the Issuers securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         None

Item 7. Material to be Filed as Exhibits
         None

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

                                                   OCTOBER 5, 1999
                                        ----------------------------------------
                                                        (Date)

                                                  Dr. George Crane
                                        ----------------------------------------
                                                     (Signature)


                                                   Dr. George Crane
                                        ----------------------------------------
                                                     (Name/Title)

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